UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 1 October 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the Company")

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following
information is disclosed:

VESTING OF PERFORMANCE SHARES

In terms of provisions of the Harmony Share Plan, performance shares vest after 3 years.

1. Name of director: GP Briggs (Chief Executive Officer)

    Nature of transaction: Off market vesting of performance
                                            shares (ordinary shares)

    Date: 27 September 2015

    Class of securities: Ordinary shares

    Number of performance shares vested:
                                            2259

    Vesting price per share: R9.3877

    Total value of shares vested (pre-
    tax):   R21 203

    Nature and extent of directors   Direct beneficial
    interest:

As these performance shares vest automatically clearance to deal is not applicable.

For more details contact:

Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Johannesburg, South Africa

1 October 2015

Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

 Name: Frank Abbott
 Title: Financial Director